EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2003
Earnings before income taxes and minority interest	$4,024	$1,251
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(33)	(14)
Dividends from less than 50% owned affiliates	39	2
Fixed charges	624	202

Earnings available for fixed charges	$4,654	$1,441

Fixed charges:
Interest incurred:
Interest expense	$513	$165
Capitalized interest	2	1

	515	166
Portion of rent expense deemed to represent interest factor	109	36

Fixed charges	$624	$202

Ratio of earnings to fixed charges	7.5	7.1

EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Earnings before income taxes and minority interest	$5,267	$3,447	$3,415	$3,040	$2,999
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(51)	(41)	(50)	(51)	(28)
Dividends from less than 50% owned affiliates	28	21	12	10	9
Fixed charges	1,003	1,581	710	646	638
Interest capitalized, net of amortization	(1)	(3)	—	(2)	(1)

Earnings available for fixed charges	$6,246	$5,005	$4,087	$3,643	$3,617

Fixed charges:
Interest incurred:
Interest expense	$854	$1,452	$615	$547	$549
Capitalized interest	4	5	3	4	3

	858	1,457	618	551	552
Portion of rent expense deemed to represent interest factor	145	124	92	95	86

Fixed charges	$1,003	$1,581	$710	$646	$638

Ratio of earnings to fixed charges	6.2	3.2	5.8	5.6	5.7